FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 10 March, 2003



                            CRH: Holding(s) in Company



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company





10th March 2003

                            CRH plc ("the Company")
                            -----------------------

The Company received notification today, 10th March 2003, from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company (together "CGC"), pursuant to Section 67 of the Companies Act 1990, that, as at 4th March 2003, CGC had an interest in 31,670,535 Ordinary Shares of CRH plc representing 6.04 per cent of the Company's issued Ordinary Share Capital.


Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 10 March, 2003
                                                  By: ___/s/ M. P. Lee___

                                                      M. P. Lee
                                                      Finance Director Designate